SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1998

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



         EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS AND PROTECTION PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)



                            EQUITABLE RESOURCES, INC.

                 One Oxford Centre, Suite 3300, 301 Grant Street
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)

                                    CONTENTS


                                                                      Page

Report of independent auditors                                         2


Financial statements

   Statements of net assets available for benefits                     3
   Statements of changes in net assets available for benefits        4 - 9
   Notes to financial statements                                    10 - 14


Supplementary information

   Schedule 1:
      Item 27(a) Assets Held for Investment Purposes                  15
        (At the End of the Plan Year)

   Schedule 2:
      Item 27(d) Reportable Transactions                              16

Signature                                                             17

Index to Exhibits                                                     18

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings and Protection Plan


           We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings and Protection Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

           Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                            /s/ Ernst & Young LLP
                                   -------------------------------------------
                                                Ernst & Young LLP


Pittsburgh, Pennsylvania
June 25, 1999


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                           December 31
                                                                     1998                1997
                                                              ------------------------------------

Investments, at fair value:
   The George Putnam Fund of Boston                              $ 2,445,258         $ 2,366,705
   The Putnam Fund for Growth and Income                           5,350,891           4,713,459
   Putnam Income Fund                                                599,901             658,012
   Putnam Voyager Fund                                             2,425,522           1,549,718
   Putnam Asset Allocation:  Growth Portfolio                        111,292              65,089
   Putnam Asset Allocation:  Balanced Portfolio                      107,933              43,515
   Putnam Asset Allocation:  Conservative Portfolio                  128,505              11,659
   Putnam International Growth Fund                                  346,090             191,981
   Loan Fund                                                         269,981             289,148
   Putnam Stable Value Fund                                        1,796,604           1,870,645
   Employer Stock Fund                                               254,907             101,814
                                                              ---------------     ---------------

Net assets available for benefits                               $ 13,836,884        $ 11,861,745
                                                              ===============     ===============


                             See accompanying notes

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                          The George            The Putnam
                                          Putnam Fund         Fund for Growth       Putnam Income        Putnam Voyager
                                           of Boston            and Income              Fund                  Fund
                                       ----------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends           $        231,948      $        475,079     $         35,790      $        161,655
      Interest on participant loans                   -                     -                    -                     -
                                       -----------------     -----------------    -----------------     -----------------

         Total investment income                231,948               475,079               35,790               161,655

   Net appreciation (depreciation)
      in fair value of investments                5,596               228,982              (14,499)              262,249
   Contributions:
      Matching                                    8,777                24,029                4,591                20,633
      Contract                                  176,179               365,395               62,520               343,783
                                       -----------------     -----------------    -----------------     -----------------
         Total contributions                    184,956               389,424               67,111               364,416
                                       -----------------     -----------------    -----------------     -----------------

         Total additions                        422,500             1,093,485               88,402               788,320

Deductions:
   Withdrawals by participants                  146,049               207,671              152,358                70,222
   Expenses                                         216                   274                   61                   153
   Tranfers to the Equitable
       Resources, Inc.
       Employee Savings Plan                     17,190                 5,252                  278                22,618
                                       -----------------     -----------------    -----------------     -----------------

         Total deductions                       163,455               213,197              152,697                92,993

Transfers to (from) funds                      (180,492)             (242,856)               6,184               180,477
                                       -----------------     -----------------    -----------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                         78,553               637,432              (58,111)              875,804

Net assets available for benefits:
   At beginning of year                       2,366,705             4,713,459              658,012             1,549,718
                                       -----------------     -----------------    -----------------     -----------------

   At end of year                      $      2,445,258      $      5,350,891     $        599,901      $      2,425,522
                                       =================     =================    =================     =================

                             See accompanying notes

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (CONTINUED)

                                                                                    Putnam Asset
                                         Putnam Asset           Putnam Asset         Allocation:             Putnam
                                          Allocation:            Allocation:         Conservative        International
                                       Growth Portfolio      Balanced Portfolio       Portfolio           Growth Fund
                                       -----------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends           $          2,911      $        $ 2,871     $          3,593      $          9,811
      Interest on participant loans                   -                     -                    -                     -
                                       -----------------     -----------------    -----------------     -----------------

         Total investment income                  2,911                 2,871                3,593                 9,811

   Net appreciation (depreciation)
      in fair value of investments               10,641                 8,347                7,397                30,212
   Contributions:
      Matching                                      630                 1,537                  622                 3,561
      Contract                                   18,606                19,060                5,522                60,553
                                       -----------------     -----------------    -----------------     -----------------
         Total contributions                     19,236                20,597                6,144                64,114
                                       -----------------     -----------------    -----------------     -----------------

         Total additions                         32,788                31,815               17,134               104,137

Deductions:
   Withdrawals by participants                    1,385                     -                    -                11,156
   Expenses                                          12                     -                    -                    44
   Tranfers to the Equitable
       Resources, Inc.
       Employee Savings Plan                          -                     -                    -                 4,455
                                       -----------------     -----------------    -----------------     -----------------

         Total deductions                         1,397                     -                    -                15,655

Transfers to (from) funds                        14,812                32,603               99,712                65,627
                                       -----------------     -----------------    -----------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                         46,203                64,418              116,846               154,109

Net assets available for benefits:
   At beginning of year                          65,089                43,515               11,659               191,981
                                       -----------------     -----------------    -----------------     -----------------

   At end of year                      $        111,292      $      $ 107,933     $        128,505      $        346,090
                                       =================     =================    =================     =================


                             See accompanying notes

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (CONTINUED)

                                                               Putnam Stable          Employer
                                           Loan Fund             Value Fund           Stock Fund          Total Funds
                                       -----------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends           $              -      $        105,206     $          5,835      $      1,034,699
      Interest on participant loans              24,728                     -                    -                24,728
                                       -----------------     -----------------    -----------------     -----------------

         Total investment income                 24,728               105,206                5,835             1,059,427

   Net appreciation (depreciation)
      in fair value of investments                    -                     -               (1,338)              537,587
   Contributions:                                                                                                      -
      Matching                                        -                14,759               15,945                95,084
      Contract                                        -               141,517               14,923             1,208,058
                                       -----------------     -----------------    -----------------     -----------------
         Total contributions                          -               156,276               30,868             1,303,142
                                       -----------------     -----------------    -----------------     -----------------

         Total additions                         24,728               261,482               35,365             2,900,156

Deductions:
   Withdrawals by participants                   32,463               242,036                1,148               864,488
   Expenses                                           -                   340                    -                 1,100
   Tranfers to the Equitable
       Resources, Inc.
       Employee Savings Plan                      4,533                 1,042                4,061                59,429
                                       -----------------     -----------------    -----------------     -----------------

         Total deductions                        36,996               243,418                5,209               925,017

Transfers to (from) funds                        (6,899)              (92,105)             122,937                     -
                                       -----------------     -----------------    -----------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                        (19,167)              (74,041)             153,093             1,975,139

Net assets available for benefits:
   At beginning of year                         289,148             1,870,645              101,814            11,861,745
                                       -----------------     -----------------    -----------------     -----------------

   At end of year                      $        269,981      $      1,796,604     $        254,907      $     13,836,884
                                       =================     =================    =================     =================

                             See accompanying notes

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                The George           The Putnam
                                                Putnam Fund        Fund for Growth       Putnam Income         Putnam Voyager
                                                 of Boston           and Income              Fund                   Fund
                                            ------------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends                $        218,107      $        605,358     $         39,586      $         92,196
      Interest on participant loans                        -                     -                    -                     -
                                            -----------------     -----------------    -----------------     -----------------

         Total investment income                     218,107               605,358               39,586                92,196

   Net appreciation in fair value of
      investments                                    189,476               300,692                8,458               202,153
   Contributions:
      Matching                                         8,431                22,733                5,202                18,462
      Contract                                       158,803               321,303               59,185               284,292
                                            -----------------     -----------------    -----------------     -----------------
         Total contributions                         167,234               344,036               64,387               302,754
                                            -----------------     -----------------    -----------------     -----------------

         Total additions                             574,817             1,250,086              112,431               597,103

Deductions:
   Withdrawals by participants                       149,615               318,005               26,825                76,244
   Purchase of life insurance                              -                     -                    -                     -
   Expenses                                            2,146                 3,867                  512                 1,648
                                            -----------------     -----------------    -----------------     -----------------

         Total deductions                            151,761               321,872               27,337                77,892

Transfers to (from) funds                             20,925                82,700                  625               (94,482)
                                            -----------------     -----------------    -----------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                             443,981             1,010,914               85,719               424,729

Net assets available for benefits:
   At beginning of year                            1,922,724             3,702,545              572,293             1,124,989
                                            -----------------     -----------------    -----------------     -----------------

   At end of year                           $      2,366,705      $      4,713,459     $        658,012      $      1,549,718
                                            =================     =================    =================     =================


                             See accompanying notes

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (CONTINUED)


                                                                                          Putnam Asset
                                              Putnam Asset           Putnam Asset          Allocation             Putnam
                                               Allocation:            Allocation:         Conservative:        International
                                            Growth Portfolio      Balanced Portfolio        Portfolio           Growth Fund
                                            ----------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends                $          4,673      $          4,700     $            733      $         10,904
      Interest on participant loans                        -                     -                    -                     -
                                            -----------------     -----------------    -----------------     -----------------

         Total investment income                       4,673                 4,700                  733                10,904

   Net appreciation in fair value
      of investments                                   3,472                 9,899                1,708                 6,490
   Contributions:
      Matching                                           397                 1,132                   82                 2,719
      Contract                                        14,484                16,704                2,194                42,010
                                            -----------------     -----------------    -----------------     -----------------
         Total contributions                          14,881                17,836                2,276                44,729
                                            -----------------     -----------------    -----------------     -----------------

         Total additions                              23,026                32,435                4,717                62,123

Deductions:
   Withdrawals by participants                             -                27,713                1,190                 3,571
   Purchase of life insurance                              -                     -                    -                     -
   Expenses                                              150                    94                   31                   211
                                            -----------------     -----------------    -----------------     -----------------

         Total deductions                                150                27,807                1,221                 3,782

Transfers to (from) funds                             16,638               (41,533)               5,230                38,248
                                            -----------------     -----------------    -----------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                              39,514               (36,905)               8,726                96,589

Net assets available for benefits:
   At beginning of year                               25,575                80,420                2,933                95,392
                                            -----------------     -----------------    -----------------     -----------------

   At end of year                           $         65,089      $       $ 43,515     $         11,659      $         191,981
                                            =================     =================    =================     =================

                             See accompanying notes

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (CONTINUED)




                                                                     Putnam Stable          Employer
                                                 Loan Fund           Value Fund            Stock Fund            Total Funds
                                            ----------------------------------------------------------------------------------

Additions:
   Investment income:
      Interest and dividends                $              -      $        114,689     $          2,876      $      1,093,822
      Interest on participant loans                   21,062                     -                    -                21,062
                                            -----------------     -----------------    -----------------     -----------------

         Total investment income                      21,062               114,689                2,876             1,114,884

   Net appreciation in fair value
      of investments                                       -                     -               15,531               737,879
   Contributions:                                                                                                           -
      Matching                                             -                17,093               13,410                89,661
      Contract                                             -               136,416               13,770             1,049,161
                                            -----------------     -----------------    -----------------     -----------------
         Total contributions                               -               153,509               27,180             1,138,822
                                            -----------------     -----------------    -----------------     -----------------

         Total additions                              21,062               268,198               45,587             2,991,585

Deductions:
   Withdrawals by participants                         9,812               300,817                2,400               916,192
   Purchase of life insurance                              -                 3,095                    -                 3,095
   Expenses                                                -                 2,770                   15                11,444
                                            -----------------     -----------------    -----------------     -----------------

         Total deductions                              9,812               306,682                2,415               930,731

Transfers to (from) funds                             71,635               (99,330)                (656)                    -
                                            -----------------     -----------------    -----------------     -----------------

         Net increase (decrease)
            in net assets available
            for benefits                              82,885              (137,814)              42,516             2,060,854

Net assets available for benefits:
   At beginning of year                              206,263             2,008,459               59,298             9,800,891
                                            -----------------     -----------------    -----------------     -----------------

   At end of year                           $        289,148      $      1,870,645     $        101,814      $     11,861,745
                                            =================     =================    =================     =================

                             See accompanying notes

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan

        The following description of the Equitable Resources, Inc. Employee Savings and Protection Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General

        The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

        All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Contributions

        Participants  can elect to  contribute  between  1% and 15% of  eligible earnings to the Plan, subject to Internal Revenue Service (IRS) limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. All contributions are allocated to individual participant accounts.

        Rollover Contributions

        Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan (Continued)

        Vesting

        Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

        If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

           Years of Continuous Service                      Vested Interest

                Less than five years                               0%
                Five years or more                               100%

        Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future matching contributions to the Plan.

        Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

        Withdrawals by Participants

        Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

        a)     the life expectancy of the participant and beneficiary or

        b)     twenty (20) years.

        Loans to Participants

        A participant may borrow money from the Plan in amounts up to 50% of the value of the participant's account, plus the vested portion of matching contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan (Continued)

        Investment of Contributions

        Contributions are initially deposited with the Plan's trustee, Putnam Investments (Putnam). The Plan authorizes the participants to direct Putnam to invest their accounts in various combinations of the investment funds described below.

        a. The George Putnam Fund of Boston - is a mutual fund that consists of a portfolio balanced between stocks and bonds.

        b. The Putnam Fund for Growth and Income - is a mutual fund that invests primarily in common stocks that offer potential for capital growth,current income, or both.

        c. Putnam Income Fund - is a mutual fund that invests primarily in income-producing securities, including both government and corporate obligations, preferred stocks, and dividend-paying common stocks.

        d. Putnam Voyager Fund - is a mutual fund that invests primarily in common stocks of smaller and newer companies expected to grow substantially faster than that of the market averages.

        e. Putnam Asset Allocation: Growth Portfolio - is a mutual fund focusing on capital appreciation by investing in a range of both equity and fixed income securities. Equity securities can range between 65-95% of the total assets of the Fund with fixed income securities ranging between 5-35% of the total assets of the Fund.

        f. Putnam Asset Allocation: Balanced Portfolio - is a mutual fund focusing on total return by investing in a range of both equity and fixed income securities. Equity securities can range between 50-75% of the total assets of the Fund with fixed income securities ranging between 25-50% of the total assets of the Fund.

        g. Putnam Asset Allocation: Conservative Portfolio - is a mutual fund focusing on total return consistent with preservation of capital; the Fund invests in a range of both equity and fixed income securities. Equity securities can range between 25-45% of the total assets of the Fund with fixed income securities ranging between 55-75% of the total assets of the Fund.

        h. Putnam International Growth Fund - is a mutual fund that invests primarily in a diversified portfolio of stocks of companies located outside North America.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


1.      Description of Plan (Continued)

        i. Putnam Stable Value Fund - is a collective investment trust which invests primarily in high-quality, fixed-income investments that offer price stability and liquidity; these investments may include guaranteed investment contracts (GICs) that are guaranteed by an insurance company or bank and generally provide a fixed rate of return for a specified time period. Should the underlying insurance companies and banks which issued the investments experience inadequate financial return on their assets, it could potentially affect the investment return or principal of the Plan's investments. Presently, the Plan is not aware of any situation which would cause this to occur. Withdrawals from this Fund may be temporarily delayed at Putnam's discretion due to the liquidity of the assets underlying this Fund. The annual interest rate for the Putnam Stable Value Fund was 5.77% and 5.9% for the years ended December 31, 1998 and 1997, respectively.

        j.     Employer Stock Fund - invests in the common stock of the Company.

2.      Summary of Significant Accounting Policies

        Investments

        The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange. Contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 8,752 and 2,878 shares of Company common stock at December 31, 1998 and 1997, respectively.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Certain prior year amounts have been reclassified to comply with the current year presentation.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1998


3.      Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

4.      Income Tax Status of Plan

        The Plan has received a determination letter from the Internal Revenue Service dated April 22, 1999, stating that the Plan is qualified under
        Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.      Year 2000 (Unaudited)

        The Plan Sponsor has determined that no internal computer systems significantly affect the Plan as the Plan's operations have been outsourced to third party service providers. Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All significant third party service providers have indicated that they are year 2000 compliant. Plan management has not developed a contingency plan because they are confident that all systems are year 2000 ready.

                            SUPPLEMENTARY INFORMATION



                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN

                                   Schedule 1
                          Plan No. 206 EIN: 25-0464690
                 Item 27(a) Assets Held for Investment Purposes
                          (At the End of the Plan Year)
                                December 31, 1998


Column A                       Column B                                      Column C                  Column D            Column E
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Description of                                    Current
                          Identity of Issue                                 Investment                   Cost                Value
------------------------------------------------------------------------------------------------------------------------------------
    *         The George Putnam Fund of Boston                            135,546 units              $ 2,254,041         $ 2,445,258

    *         The Putnam Fund for Growth and Income                       261,146 units              $ 4,785,789         $ 5,350,891

    *         Putnam Income Fund                                          86,691 units               $   602,902         $   599,901

    *         Putnam Voyager Fund                                         110,653 units              $ 1,998,364         $ 2,425,522

    *         Putnam Asset Allocation:  Growth Portfolio                   8,165 units               $    98,240         $   111,292

    *         Putnam Asset Allocation:  Balanced Portfolio                 8,987 units               $    98,285         $   107,933

    *         Putnam Asset Allocation:  Conservative Portfolio            12,380 units               $   120,771         $   128,505

    *         Putnam International Growth Fund                            17,997 units               $   306,996         $   346,090

              Loan Fund                                                     8% - 10%                 $         -         $   269,981

    *         Putnam Stable Value Fund                                   1,796,604 units             $ 1,796,604         $ 1,796,604

    *         Employer Stock Fund                                  8,752 shares of common stock      $   238,948         $   254,907


              -------------------------------------------------------------

              *    Party in interest to the Plan.



                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN

                                   Schedule 2
                          Plan No. 206 EIN: 25-0464690
                       Item 27(d) Reportable Transactions
                      For the Year Ended December 31, 1998



Series transactions, when aggregated, including an amount in excess of five percent of the current value of plan assets:

 Column A                      Column B                     Column C       Column D      Column G         Column H         Column I
------------------------------------------------------------------------------------------------------------------------------------
Identity of                                                                                            Current Value
   Party                                                    Purchase       Selling       Cost of        of Asset on        Net Gain
 Involved            Description of Investment               Price         Price          Asset       Transaction Date     or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
 Category
   (iii)

  Putnam        The George Putnam Fund of Boston           $ 471,189                     $ 471,189       $ 471,189
  Putnam        The George Putnam Fund of Boston                          $ 398,232      $ 368,300       $ 398,232         $ 29,932
  Putnam        The Putnam Fund for Growth and Income      $ 949,954                     $ 949,954       $ 949,954
  Putnam        The Putnam Fund for Growth and Income                     $ 541,504      $ 483,749       $ 541,504         $ 57,755
  Putnam        Putnam Voyager Fund                        $ 785,680                     $ 785,680       $ 785,680
  Putnam        Putnam Voyager Fund                                       $ 172,125      $ 159,283       $ 172,125         $ 12,842
  Putnam        Putnam Stable Value Fund                   $ 400,564                     $ 400,564       $ 400,564
  Putnam        Putnam Stable Value Fund                                  $ 474,606      $ 474,606       $ 474,606

There were no category (i), (ii) or (iv) transactions.


                                    SIGNATURE








           Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.









                                            EQUITABLE RESOURCES, INC.
                                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                                   -------------------------------------------
                                                 (Name of Plan)




                         By                    /s/ David L. Porges
                                   -------------------------------------------
                                                   David L. Porges
                                            Senior Vice President and
                                              Chief Financial Officer





June 29, 1999

                               EXHIBIT INDEX



Exhibit No.                      Description                 Sequential Page No.

    23                 Consent of Independent Auditors                19